                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)
                   Under the Securities Exchange Act of 1934


                                IDT Corporation
________________________________________________________________________________
                               (Name of Issuer)


                    Common Stock, par value $0.01 per share
________________________________________________________________________________
                         (Title of Class of Securities)


                                   448947101
________________________________________________________________________________
                                (CUSIP Number)

                            Charles Y. Tanabe, Esq.
                   Senior Vice President and General Counsel
                           Liberty Media Corporation
                           9197 South Peoria Street
                           Englewood, Colorado 80112
                                (720) 875-5400
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                 June 6, 2000
________________________________________________________________________________
            (Date of Event which Requires Filing of this Statement)


     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

________________
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              Page 1 of 17 Pages

CUSIP NO. 448947101

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Liberty Media Corporation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5

------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      DELAWARE
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          3,728,949 shares
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             See Items 5(b) and 6
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          3,728,949 shares
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      3,728,949 shares
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      Approximately 13.9%
      See Item 5.
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (See Instructions)
14
      CO
------------------------------------------------------------------------------

                              Page 2 of 17 Pages

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D


                                  Statement of

                           LIBERTY MEDIA CORPORATION

        Pursuant to Section 13(d) of the Securities Exchange Act of 1934

                                 in respect of

                                IDT CORPORATION


ITEM 1.   SECURITY AND ISSUER.

     Liberty Media Corporation ("Liberty" or the "Reporting Person") is filing this statement on Schedule 13D (the "Statement") with respect to the shares (the "Shares") of Common Stock, par value $0.01 per share (the "Common Stock") of IDT Corporation, a Delaware Corporation ("IDT" or the "Issuer"). The Issuer's principal executive offices are located at 520 Broad Street, Newark, New Jersey 07102.

ITEM 2.   IDENTITY AND BACKGROUND.

     The reporting person is Liberty, a Delaware corporation whose principal business address is 9197 South Peoria Street, Englewood, Colorado 80112.

     Prior to March 9, 1999, Liberty was controlled by Tele-Communications, Inc., a Delaware corporation ("TCI"). As a result of the consummation on March 9, 1999 of the merger (the "AT&T Merger") of a wholly owned subsidiary of AT&T Corp., a New York corporation ("AT&T"), with and into TCI: (i) TCI became a wholly owned subsidiary of AT&T; (ii) the businesses and assets of the Liberty Media Group and TCI Ventures Group of TCI were combined; and (iii) the holders of TCI's Liberty Media Group common stock and TCI Ventures Group common stock received in exchange for their shares a new class of common stock of AT&T intended to reflect the results of AT&T's "Liberty Media Group." Following the AT&T Merger, AT&T's "Liberty Media Group" consists of the assets and businesses of TCI's Liberty Media Group and its TCI Ventures Group prior to the AT&T Merger, except for certain assets that were transferred to TCI's "TCI Group" in connection with the AT&T Merger, the "AT&T Wireless Group" consists of the assets of the wireless operations of AT&T, and the "AT&T

                              Page 3 of 17 Pages

Common Stock Group" consists of all of the other assets and businesses of AT&T. AT&T's principal business address is 32 Avenue of the Americas, New York, New York 10013. AT&T is principally engaged in the business of providing voice, data and video communications services to large and small businesses, consumers and government entities in the United States and internationally.

     On March 10, 2000, in connection with certain restructuring transactions, TCI was converted into a Delaware limited liability company, of which AT&T is the sole member, and renamed AT&T Broadband, LLC ("AT&T Broadband"). AT&T Broadband's principal business address is 9197 South Peoria Street, Englewood, Colorado 80112. AT&T Broadband is principally engaged through its subsidiaries and affiliates in the acquisition, development and operation of cable television systems throughout the United States.

     The Board of Directors and management of the Reporting Person manage the business and affairs of the Reporting Person, including, but not limited to, making determinations regarding the disposition and voting of the Shares. Although the Reporting Person is a wholly owned subsidiary of AT&T, a majority of the Reporting Person's Board of Directors consists of individuals designated by TCI prior to the AT&T Merger. If these individuals or their designated successors cease to constitute a majority of the Reporting Person's Board of Directors, the Reporting Person will transfer all of its assets and businesses to a new entity. Although this new entity would be owned substantially by AT&T, it would continue to be managed (including with respect to the voting and disposition of the Shares) by management of the Reporting Person prior to such transfer of assets.

     As a result, the Reporting Person, acting through its Board of Directors and management, will have the power to determine how the Shares will be voted and, subject to the limitations of the Delaware General Corporation Law, will have the power to dispose of the Shares, and thus is considered the beneficial owner of the Shares for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

     The Liberty Media Group, principally through the Reporting Person, is engaged in (i) the production, acquisition and distribution through all available formats and media of branded entertainment, educational and informational programming and software, including multimedia products, (ii) electronic retailing, direct marketing, advertising sales related to programming services, infomercials and transaction processing, (iii) international cable television distribution, telephony and programming, (iv) satellite communications, and (v) investments in wireless domestic telephony and other technology ventures.

     Schedule 1 attached to this Statement contains the following information concerning each director, executive officer or controlling person of the Reporting Person: (i) name and residence or business address, (ii) principal occupation or employment, and (iii) the name, principal business and address of any corporation or other organization in which such employment is conducted.
Schedule 1 is incorporated herein by reference.

     To the knowledge of the Reporting Person, each of the persons named on
Schedule 1 (the "Schedule 1 Persons") is a United States citizen, except for David J.A. Flowers, who is a Canadian citizen. During the last five years, neither the Reporting Person nor any of the

                              Page 4 of 17 Pages

Schedule 1 Persons (to the knowledge of the Reporting Person) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither the Reporting Person nor any of the Schedule 1 Persons (to the knowledge of the Reporting Person) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Schedule 2 attached to this Statement contains the following information, which has been provided to the Reporting Person by AT&T, concerning each director, executive officer or controlling person of AT&T: (i) name and residence or business address, (ii) principal occupation or employment, and
(iii) the name, principal business and address of any corporation or other organization in which such employment is conducted. Schedule 2 is incorporated herein by reference.

     Based upon information provided to the Reporting Person by AT&T, (i) to the knowledge of AT&T, each of the persons named on Schedule 2 (the "Schedule 2 Persons") is a United States citizen, (ii) during the last five years, neither AT&T nor any of the Schedule 2 Persons (to the knowledge of AT&T) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and (iii) during the last five years, neither AT&T nor any of the
Schedule 2 Persons (to the knowledge of AT&T) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     The foregoing summary of the terms of the AT&T Merger is qualified in its entirety by reference to the text of the Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T, Italy Merger Corp. and TCI, a copy of which has been incorporated by reference as Exhibit 7(a), and to the text of the AT&T/TCI Proxy Statement/Prospectus, a copy of which has been incorporated by reference as Exhibit 7(b).

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The Reporting Person and IDT entered into a Subscription Agreement, dated as of March 24, 2000 (the "Original Subscription Agreement"), providing for the acquisition (the "Acquisition") by the Reporting Person of 3,775,000 shares of Common Stock at a purchase price of $34.50 per share. The Reporting Person and IDT entered into an amendment to the Original Subscription Agreement, dated as of May 26, 2000 (the "Subscription Agreement Amendment"). The Subscription Agreement Amendment revised the number of shares to be acquired by the Reporting Person to be equal to the lesser of (a) 3,775,000 shares of Common Stock and (b) 9.99% of the outstanding shares of Common Stock, as of the date of the closing of the acquisition immediately following such issuance. On the date of the closing of the Acquisition (the "Closing Date"), the Reporting Person and IDT concluded that this number was equal to 3,728,949 shares of Common Stock. The Original Subscription Agreement as amended by the Subscription Agreement Amendment is referred to herein as the "Subscription Agreement."

                              Page 5 of 17 Pages

     Subsequent to the execution of the Original Subscription Agreement, the Reporting Person loaned a total of $30,000,000 to IDT pursuant to the terms of a pair of promissory notes executed by IDT on May 19, 2000 and May 25, 2000, respectively (the "Notes"). The Notes bore an interest rate of 9% per annum and are deemed to have been repaid out of the proceeds of the Acquisition. The total purchase price for the Acquisition of $128,648,740.50 was paid to IDT on the Closing Date by delivery to IDT of (a) $98,563,672.01 in cash and (b) the Notes for cancellation. The funds advanced under the Notes and the cash consideration paid on the Closing Date were paid with funds from the Reporting Person's existing cash reserves.

     The foregoing summary of the terms of the Original Subscription Agreement, the Subscription Agreement Amendment and the Notes is qualified in its entirety by reference to the full text of each such document, copies of which have been attached hereto or incorporated by reference as Exhibits 7(c), 7(d), 7(e) and 7(f), respectively, and are incorporated herein by this reference.

ITEM 4.   PURPOSE OF TRANSACTION.

     The Reporting Person currently holds its interest in IDT for investment purposes.

     The Reporting Person intends to continuously review its investment in the Issuer, and may in the future determine (i) to acquire additional securities of the Issuer, through open market purchases, private agreements or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer owned by it or
(iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the next paragraph of this Item 4. Notwithstanding anything contained herein, the Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), the Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Reporting Person; developments with respect to the business of the Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

     Other than as set forth in this Statement, the Reporting Person has no present plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

                              Page 6 of 17 Pages

     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the Issuer;

     (f) Any other material change in the Issuer's business or corporate structure;

     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) A class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

     (j) Any action similar to any of those enumerated in this paragraph.

     AT&T announced on March 31, 2000 that it had agreed to acquire from IDT approximately 14.9 million shares of the Class A common stock, par value $.01 per share (the "Net2Phone Class A Stock"), of Net2Phone, Inc., an entity controlled by IDT, at a cash purchase price of $75 per share. The Reporting Person and AT&T have executed a non-binding letter of intent pursuant to which they are negotiating the Reporting Person's potential participation in a joint venture to acquire these shares of Net2Phone Class A Stock from IDT.

     In addition, the matters set forth in Item 6 are incorporated in this Item 4 by reference as if fully set forth herein.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) As of the date hereof, the Reporting Person beneficially owns 3,728,949 shares of Common Stock. Based on the 26,905,041 shares of Common Stock that were issued and outstanding as of June 13, 2000 (as disclosed by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended April 30,
2000), the 3,728,949 shares of Common Stock beneficially owned by the Reporting Person represented on that date, calculated in accordance with Rule 13d-3 promulgated under the Exchange Act, approximately 13.9% of the issued and outstanding shares of Common Stock. Assuming the conversion of the 9,969,733 shares of the Class A Common Stock, par value $0.01 per share (the "Class A Stock"), of IDT outstanding as of June 13, 2000 (as disclosed by the Issuer in its Quarterly Report on Form 0-Q for the quarterly period ended April 30, 2000), each of which is convertible into one share of Common Stock by the holders thereof, the 3,728,949 shares of Common Stock owned by the Reporting Person would represent approximately 10.1% of the issued and outstanding shares of Common Stock.

     The Malone Family Foundation, a charitable foundation of which John C. Malone, the Chairman of the Board of the Reporting Person, is a director, holds 170,000 shares of Common

                              Page 7 of 17 Pages

Stock, representing less than 1% of the issued and outstanding shares of Common Stock, calculated in the manner described in the penultimate sentence of the preceding paragraph.

     (b) Subject to the Voting Agreement described in Item 6, the Reporting Person has the sole power to vote or to direct the voting of the Shares and the sole power to dispose of, or to direct the disposition of, the Shares. Dr. Malone shares voting power over the shares of Common Stock held by the Malone Family Foundation with the other members of the board of directors of that foundation, each of whom is a member of Dr. Malone's immediate family.

     (c) Immediately following the Acquisition, the Reporting Person transferred all of the Shares to Liberty IDTC, Inc., a Delaware corporation and a wholly owned subsidiary of the Reporting Person, as a contribution to capital.

     Paul A. Gould, a director of the Reporting Person, purchased 3,000 shares of Common Stock on April 19, 2000 for $30.75 per share and 3,000 shares of Common Stock on May 9, 2000 for $31.9375 per share. Mr. Gould sold 6,000 shares of Common Stock on June 8, 2000 for $32.749 per share. Each of these transactions was executed by Allen & Company on the NASDAQ Stock Market.

     Except for the transactions described in the two preceding paragraphs and the Acquisition, no transactions in the shares of Common Stock have been effected by the Reporting Person or, to the knowledge of the Reporting Person, by any of the Schedule 1 Persons or Schedule 2 Persons during the past 60 days.

     (d) None.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     The matters set forth in Item 3 are incorporated in this Item 6 by reference as if fully set forth herein.

Subscription Agreement.
----------------------

     The Subscription Agreement provides that so long as members of the "Liberty Group" (as defined in the Subscription Agreement generally as the Reporting Person and entities controlling, controlled by or under common control with the Reporting Person) hold at least 50% of the Common Stock issued pursuant to the Subscription Agreement (with an appropriate adjustment to reflect the exchange of such shares of Common Stock for shares of Class B Stock issued pursuant to the Lock-up Agreement described below), the Reporting Person will be entitled to designate one person to serve as a director of IDT. Because the size of IDT's board is currently equal to the maximum size permitted under its certificate of incorporation, the Reporting Person has waived this right to designate a director pending the effectiveness of the Charter Amendment described below.

                              Page 8 of 17 Pages

     The foregoing summary of the terms of the Original Subscription Agreement and the Subscription Agreement Amendment is qualified in its entirety by reference to the full text of such documents, copies of which have been attached hereto or incorporated by reference as Exhibits 7(c) and 7(d), respectively, and are incorporated herein by this reference.

Lock-up, Registration Rights and Exchange Agreement.
---------------------------------------------------

     IDT and the Reporting Person executed a Lock-up, Registration Rights and Exchange Agreement (the "Lock-up Agreement") on the Closing Date. The Lock-up Agreement provides that the Reporting Person may not offer, sell, contract to sell or otherwise dispose of any of the Shares for a period of one year without IDT's consent except for (a) transfers to IDT, to any member of the Liberty Group (provided such member of the Liberty Group agrees to be bound by the Lock-up Agreement) or any transaction in which holders of Common Stock have the right to participate pro rata (e.g., a merger, tender offer or similar transaction) and (b) a pledge to secure bona fide indebtedness (provided that the transferee in the event of foreclosure agrees to be bound by the terms of the Lock-up Agreement).

     The Lock-up Agreement also provides that the Reporting Person, or its designee, is entitled to certain customary registration rights with respect to the Shares (or shares of Class B Stock issued upon exchange thereof), including the right to demand that IDT make up to two registrations with respect to such Shares or shares of Class B Stock, as well as customary piggyback registration rights.

     The Lock-up Agreement provides that IDT shall take all action necessary to cause an amendment to IDT's certificate of incorporation (the "Charter Amendment") to become effective. The Charter Amendment will provide the following:

     (a) The authorization of 245,000,000 shares of stock consisting of (i) 100,000,000 shares of Common Stock, (ii) 35,000,000 shares of Class A Stock, (iii) 100,000,000 shares of Class B Common Stock, par value $0.01 per share ("Class B Stock") and (iv) 10,000,000 shares of preferred stock, par value $0.01 per share.

     (b) The Common Stock will be entitled to one vote per share, the Class A Stock will be entitled to three votes per share and the Class B Stock will be entitled to 1/10 of a vote per share on all matters voted upon by the stockholders of IDT.

     (c) Dividends and distributions to holders of Common Stock, Class A Stock and Class B Stock must be equivalent (provided that stock dividends must be paid in Common Stock to holders of Common Stock, in Class A Stock to holders of Class A Stock and in Class B Stock to holders of Class B Stock). Subdivisions, combinations and reclassifications of the Common Stock, Class A Stock and Class B Stock must be similarly equivalent.

     (d) In the case of an Extraordinary Transaction (as defined to include mergers, consolidations and similar transactions) the per share consideration, if any, received by holders of Common Stock and Class B Stock must be the same.

                              Page 9 of 17 Pages

     (e) Each share of Class A Stock may be converted into one share of Common Stock at any time. Each share of Class B Stock may be converted into one share of Common Stock at any time provided that all shares of Class B Stock are so converted.

     (f) The board of directors of IDT shall consist of not less than 3 nor more than 17 directors, as fixed from time to time by the board of directors of IDT.

     IDT has agreed to use its best efforts to cause the Charter Amendment to become effective no later than the first anniversary of the Closing Date and to cause to be listed on the principal market for the Common Stock an aggregate number of shares of Class B Stock at least equal to the number of shares of Common Stock then listed on such primary market (the "Equivalent Float"). The date the Equivalent Float is first achieved is the "Trigger Date."

     The Shares will be exchanged at the Exchange Rate (as defined below) effective immediately prior to the close of business on the trading day immediately following the expiration of the period of 60 consecutive trading days commencing with the Trigger Date (provided that this automatic exchange will not be effected unless the Trigger Date occurs on or prior to the first anniversary of the Closing Date). At any time following the first anniversary of the Closing Date (but subject to the Trigger Date having occurred and not earlier than the 30th trading day following the Trigger Date) the Reporting Person may elect to exchange the Common Stock for Class B Stock at the Exchange Rate. Such an elective exchange will be effected immediately following the expiration of the period of 30 consecutive trading days commencing with the trading day on which notice from the Reporting Person is given to IDT.

     The "Exchange Rate" will be equal to the number obtained by dividing (x) the Average Market Price (as defined below) per share of the Common Stock for the 30 consecutive trading days ending on the trading day immediately preceding the date such exchange is effected by (y) the Average Market Price per share of Class B Stock for the 30 consecutive trading days ending on the trading day immediately preceding the date such exchange is effected. The "Average Market Price" of a security means the average (rounded to the nearest 1/10,000) of the volume weighted averages (rounded to the nearest 1/10,000) of the trading prices of the applicable security for the relevant 30 trading day period.

     The foregoing summary of the terms of the Lock-up Agreement and the Charter Amendment is qualified in its entirety by reference to the full text of such documents, copies of which have been attached hereto or incorporated by reference as Exhibits 7(g) and 7(h), respectively, and are incorporated herein by this reference.

Voting Agreement.
----------------

     The Reporting Person and Howard S. Jonas ("Jonas") entered into a Voting Agreement (the "Voting Agreement") on the Closing Date. Jonas currently holds 9,969,733 shares of Class A Stock and 951,605 shares of Common Stock.

     The Voting Agreement provides that, until the earlier of the first anniversary of the Closing Date and the date on which all of the Shares are exchanged for shares of Class B Stock

                              Page 10 of 17 Pages
pursuant to the Lock-up Agreement, the Reporting Person will vote such Shares in the same manner that Jonas votes the IDT securities held by him; provided that, the Reporting Person will be entitled to

     (a)  vote in favor of the Charter Amendment;

     (b) vote for or against or abstain from voting, in its own discretion, with respect to (i) any proposed amendment to IDT's certificate of incorporation which would alter the features of the Class B Stock or
          (ii) any proposed reclassification of the capital stock of IDT into shares having any preference or priority as to dividends or upon liquidation senior to that of the Common Stock and/or the Class B Stock; and

     (c) vote or abstain from voting in the same proportion (by voting power) as the other shares of Common Stock, Class A Stock and Class B Stock (collectively, the "Common Shares") with respect to (i) any proposed consolidation, merger or similar transaction in which IDT is not the surviving entity, in which the Common Shares are changed or reclassified or the holders of the Common Shares prior to such transaction do not hold at least 50% of the Common Shares following such transaction, (ii) any conveyance of all or substantially all the consolidated assets of IDT or (iii) the liquidation or dissolution of IDT.

     So long as members of the Liberty Group hold at least 50% of the Shares issued under the Subscription Agreement (including shares of Class B Stock issued pursuant to the Lock-up Agreement), the Reporting Person will be entitled to nominate one person to serve as a director of IDT and Jonas will vote in favor of the election of that person. The Reporting Person has agreed that, subject to regulatory constraints, it will nominate its Chairman or Chief Executive Officer to serve as a director of IDT. Once the Reporting Person no longer holds the requisite amount of IDT securities, it will use its reasonable best efforts to secure the resignation of its nominee.

     Jonas has agreed to vote in favor of the Charter Amendment and against any inconsistent proposal.

     The foregoing summary of the terms of the Voting Agreement is qualified in its entirety by reference to the full text of such document, a copy of which has been attached hereto as Exhibit 7(i) and is incorporated herein by this reference.


ITEM 7.   MATERIALS TO BE FILED AS EXHIBITS.

Exhibit No.  Description
-----------  -----------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4

                              Page 11 of 17 Pages
             of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement"))

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Subscription Agreement, dated as of March 24, 2000, between IDT Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of IDT Corporation, dated March 28, 2000).

7(d) Amendment to Subscription Agreement, dated as of May 26, 2000, between IDT Corporation and Liberty Media Corporation.

7(e) Note, dated as of May 19, 2000, executed by IDT Corporation in favor of Liberty Media Corporation.

7(f) Note, dated as of May 25, 2000, executed by IDT Corporation in favor of Liberty Media Corporation.

7(g) Lock-up, Registration Rights and Exchange Agreement, dated as of June 6, 2000, between IDT Corporation and Liberty Media Corporation.

7(h) Form of Certificate of Amendment to the Restated Certificate of Incorporation of IDT Corporation (incorporated by reference to Exhibit C to the Information Statement on Schedule 14C of IDT Corporation filed on June 12, 2000).

7(i) Voting Agreement, dated as of June 6, 2000, between Howard S. Jonas and Liberty Media Corporation.

                              Page 12 of 17 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 16, 2000

                                    LIBERTY MEDIA CORPORATION


                                    By: /s/ Vivian J. Carr
                                       ------------------------
                                    Name:   Vivian J. Carr
                                    Title:  Vice President


                              Page 13 of 17 Pages

                                   SCHEDULE 1


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                           LIBERTY MEDIA CORPORATION

     The name and present principal occupation of each director and executive officer of Liberty Media Corporation ("Liberty") are set forth below. The business address for each person listed below is c/o Liberty Media Corporation, 9197 South Peoria Street, Englewood, Colorado 80112. All executive officers and directors listed on this Schedule 1 are United States citizens, except for David J.A. Flowers, who is a Canadian citizen.

Name                       Title
----                       -----
John Malone                Chairman of the Board and Director of Liberty; Director of AT&T Corp.

Robert R. Bennett          President, Chief Executive Officer and Director of Liberty

Gary S. Howard             Executive Vice President, Chief Operating Officer and Director of Liberty

Daniel E. Somers           Director of Liberty; President and Chief Executive Officer of AT&T Broadband LLC
                           (f/k/a Tele-Communications, Inc.)

John C. Petrillo           Director of Liberty; Executive Vice President, Corporate Strategy and Business
                           Development of AT&T Corp.

Larry E. Romrell           Director of Liberty; Consultant to AT&T Broadband LLC (f/k/a Tele-Communications,
                           Inc.)

Jerome H. Kern             Director of Liberty; Chairman of the Board and Chief Executive Officer of On Command
                           Corporation

Paul A. Gould              Director of Liberty; Managing Director of Allen & Company Incorporated

John D. Zeglis             Director of Liberty; Director and President of AT&T Corp.; Chairman of the Board and
                           Chief Executive Officer of AT&T Wireless Group

David B. Koff              Senior Vice President and Assistant Secretary of Liberty

Charles Y. Tanabe          Senior Vice President, General Counsel and Assistant Secretary of Liberty

Carl E. Vogel              Senior Vice President of Liberty

Peter Zolintakis           Senior Vice President of Liberty

Vivian J. Carr             Vice President and Secretary of Liberty

David J.A. Flowers         Vice President and Treasurer of Liberty

Kathryn Scherff            Vice President and Controller of Liberty

                              Page 14 of 17 Pages

                                   SCHEDULE 2


                        DIRECTORS AND EXECUTIVE OFFICERS
                                       OF
                                   AT&T CORP.

     The name and present principal occupation of each director and executive officer of AT&T Corp. are set forth below. The business address for each person listed below is c/o AT&T Corp., 295 North Maple Avenue, Basking Ridge, New Jersey 07920. All executive officers and directors listed on this Schedule 3 are United States citizens.

Name                                 Title
----                                 -----
C. Michael Armstrong                 Chairman of the Board, Chief Executive Officer and Director

Kenneth T. Derr                      Director; Chairman of the Board, Retired, of Chevron Corporation

M. Kathryn Eickhoff                  Director; President of Eickhoff Economics Incorporated

Walter Y. Elisha                     Director; Chairman of the Board and Chief Executive Officer,
                                     Retired, of Springs Industries, Inc.

George M. C. Fisher                  Director; Chairman and Chief Executive Officer of Eastman Kodak Company

Donald V. Fites                      Director; Chairman of the Board, Retired, of Caterpillar, Inc.

Amos B. Hostetter, Jr.               Director; Chairman of the Board of Pilot House Associates

Ralph S. Larsen                      Director; Chairman of the Board and Chief Executive Officer of
                                     Johnson & Johnson

John C. Malone                       Director; Chairman of the Board of Liberty Media Corporation

Donald F. McHenry                    Director; President of The IRC Group LLC

Michael I. Sovern                    Director; President Emeritus and Chancellor Kent Professor of Law at
                                     Columbia University

Sanford I. Weill                     Director; Chairman and Co-CEO of Citigroup Inc.

John D. Zeglis                       President of AT&T Corp.; Chief Executive Officer of AT&T Wireless Group and
                                     Director

                              Page 15 of 17 Pages

James W. Cicconi                     Executive Vice President-Law & Government
                                     Affairs and General Counsel

Nicholas S. Cyprus                   Vice President and Controller

Mirian M. Graddick                   Executive Vice President, Human Resources

Frank Ianna                          Executive Vice President and President, AT&T Network Services

Richard J. Martin                    Executive Vice President, Public Relations and Employee Communication

David C. Nagel                       President of, AT&T Labs; Chief Technology Officer

Charles H. Noski                     Senior Executive Vice President and Chief Financial Officer

John C. Petrillo                     Executive Vice President, Corporate Strategy and Business Development

Richard R. Roscitt                   Executive Vice President and President of AT&T Business Services

Daniel E. Somers                     President and CEO of AT&T Broadband

                              Page 16 of 17 Pages

                                 EXHIBIT INDEX


Exhibit No.  Description
-----------  -----------

7(a) Agreement and Plan of Restructuring and Merger, dated as of June 23, 1998, among AT&T Corp., Italy Merger Corp. and Tele-Communications, Inc. (incorporated by reference to Appendix A to the AT&T/TCI Proxy Statement/Prospectus that forms a part of the Registration Statement on Form S-4 of AT&T Corp. (File No. 333-70279), filed on January 8, 1999 (the "AT&T Registration Statement")).

7(b) AT&T/TCI Proxy Statement/Prospectus (incorporated by reference to the AT&T Registration Statement).

7(c) Subscription Agreement, dated as of March 24, 2000, between IDT Corporation and Liberty Media Corporation (incorporated by reference to Exhibit 2.2 to the Current Report on Form 8-K of IDT Corporation, dated March 28, 2000).

7(d) Amendment to Subscription Agreement, dated as of May 26, 2000, between IDT Corporation and Liberty Media Corporation.

7(e) Note, dated as of May 19, 2000, executed by IDT Corporation in favor of Liberty Media Corporation.

7(f) Note, dated as of May 25, 2000, executed by IDT Corporation in favor of Liberty Media Corporation.

7(g) Lock-up, Registration Rights and Exchange Agreement, dated as of June 6, 2000, between IDT Corporation and Liberty Media Corporation.

7(h) Form of Certificate of Amendment to the Restated Certificate of Incorporation of IDT Corporation (incorporated by reference to Exhibit C to the Information Statement on Schedule 14C of IDT Corporation filed on June 12, 2000).

7(i) Voting Agreement, dated as of June 6, 2000, between Howard S. Jonas and Liberty Media Corporation.


                            Page 17 of 17 Pages (1)